EXHIBIT 99-1

Letter to Shareholders

These are unprecedented times – for our country, our state, our local community, our Bank, and for you, our shareholders.

As a country, we moved through heightened uncertainties that prompted a crisis of confidence in banks and financial institutions. Closer to home, we struggled with rising job losses, which led to slower consumer spending, declining real estate values, and higher rates of home foreclosures.

At Macatawa Bank, we responded by tightening our belts, reducing expenses and 10 percent of our workforce. We also raised capital! Despite these proactive measures, we posted our first year-end loss since the Company’s first full year of operation.

As the global economy continues to struggle, we are determined that Macatawa Bank will return to strong health and remain well capitalized. While challenges remain, we are confident in the future of our community – and in the future of Macatawa Bank.

Our 2008 financial results were disappointing, but reflect the difficulties of the current operating environment. Our earnings were impacted by a number of factors, including continuing loan losses in our land and residential development portfolio, additional expenses related to managing our non-performing assets, and a one-time, non-cash, impairment charge to write down the goodwill associated with two acquisitions.

For the year ended December 31, 2008, we incurred a net loss available to common shares of $39.7million, or $2.34 loss per common share, compared with net income of $9.3 million for 2007. Excluding the impact of the goodwill and intangible asset impairment charges, the net loss would have been $11.8 million for 2008.

It’s important to note that the impairment charges did not impact our tangible equity, regulatory capital ratios or liquidity position. We have always been a well-capitalized financial institution under federal regulatory standards, and it is our intention to always remain so. As our earnings deteriorated, we took a number of steps to strengthen our capital and liquidity positions. We raised $31.3 million of new capital in the fourth quarter through a preferred stock offering. All of these funds came from West Michigan investors, and we are grateful for their continued support. These additional funds further enhanced our capital ratios, strengthened our balance sheet and helped preserve the community bank we started 11 years ago.

In addition to improved capital ratios, increased FDIC insured depository limits for many of our depositors helped our customers remain confident in the safety of their bank deposits. As you know, the FDIC now insures individual accounts up to $250,000, a step taken to improve confidence in the banking industry. We worked to communicate this significant change to our customers as quickly and comprehensively as possible.

Additionally, we:

•	Significantly improved liquidity by building short-term investments and increasing our borrowing capacity
•	Temporarily suspended the cash dividend on our common stock
•	Eliminated all bonuses and pay increases
•	Implemented “lean” initiatives, including process improvements, staff and expense reductions that resulted in a savings of more than $6 million annually
•	Strengthened risk management initiatives and enhanced lending policies and procedures
•	Established programs to work with borrowers to reduce foreclosures

Despite a declining market and a reduction in cash reserves and wealth amongst our customers, Macatawa Bank continued to grow during 2008. We added new accounts, made new loans and built our brand within Ottawa, Kent and Allegan counties.

This is testament to the strength and success of our community bank model. We were founded 11years ago when a vacuum in our market resulted in locally grown West Michigan banks being swallowed by larger regional and national banks. We felt, and the market agreed, there was room for a locally owned, locally managed bank that offered superior financial products and excellent customer service.

Eleven years later, the larger regional and national banks have again redirected their focus to other markets due to the difficulties in Michigan today. This has opened a significant window of opportunity for us, as we remain committed to serving the banking needs of our community. Despite these challenging times, we continue to provide financing for our individual and business customers, consistent with our mission. As we have grown, we have added capabilities, expertise and resources that enable us to face the challenges of this economy, and the risks associated with becoming a larger organization.

Throughout the coming year, we will focus on retaining and expanding the relationships we have with current customers, as well as acquiring new relationships. We have established aggressive deposit goals that will help increase the value of our franchise. We will continue to make loans to qualified borrowers, providing needed investment dollars for West Michigan. We will concentrate on reducing our non-performing asset levels, and we will continue to work closely with our borrowers to avoid foreclosure.

We will strive to increase our profitability by working more efficiently and effectively. We have major core process improvements planned in 2009 that will allow us to be more streamlined while providing better products and services. Enhanced customer service initiatives and products will ensure that we are able to remain competitive and continue to grow our franchise. We are building on our needs-based sales initiatives, which focus on rewarding employees for educating consumers and putting them in the right financial products and services to meet their individual financial goals. This process creates loyal customers who provide the best word of mouth advertising in our communities. As always, these initiatives will be done with an eye on managing risk, and maintaining our standing as a well-capitalized bank. When the economy rebounds, as we are sure that it will, we will be well positioned to capture additional, profitable market share.

We remain committed to the vision of being a strong community bank. We have the employees, products and services, financial resources and leadership that will enable us to meet the financial needs of the communities we serve, despite these unparalleled times.

We would like to close with a special word of thanks to Ben Smith. It has been his vision and leadership that have provided us with such a strong foundation on which to build. He has instilled in all of us a spirit of entrepreneurship and the principles of excellent customer service.

Now more than ever, we appreciate your continued support, and your confidence in our ability to guide the bank through challenging times.

/s/ Robert E. DenHerder ————————————————————— Robert E. DenHerder Chairman, Macatawa Bank Corporation

/s/ Philip J. Koning ————————————————————— Philip J. Koning Co-CEO, Macatawa Bank Corporation President and CEO, Macatawa Bank

/s/ Ronald L. Haan ————————————————————— Ronald L. Haan Co-CEO, Macatawa Bank Corporation Executive Vice President, Macatawa Bank